                        SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                                 (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
             TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT
                                TO RULE 13D-2(a)

                              (Amendment No. ____)

                          Citizens Community Bancorp
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                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
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                         (Title of Class of Securities)

                                  17453V 10 7
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                                 (CUSIP Number)

                                 Beth A. Freedman
                            Martin L. Meyrowitz, P.C.
                         Silver, Freedman & Taff, L.L.P.

                            1700 Wisconsin Ave., N.W.
                             Washington, D.C. 20007
                                 (202) 295-4500
      -------------------------------------------------------------------
      (Name, Address and Telephone Number of Person Authorized to Receive
                           Notices and Communications)

                                 March 29, 2004
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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously  filed a statement on Schedule 13G to report the  acquisition  that is the subject of this  Schedule  13D, and is filing this schedule  because of Rule Section  240.13d-1(e),  240.13d-1(f) or  204.13d-1(g),
check the following box __.

Note:  Schedules  filed in paper format shall include a signed original and five copies of the  schedule,  including  all  exhibits.  See Rule 13d-7(b) for other parties to whom copies are to be sent.

                                  (Page 1 of 8)

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                                  SCHEDULE 13D

---------------------
CUSIP No. 17453V 10 7
---------------------

1.   NAMES OF REPORTING PERSON
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

     Citizens Community MHC
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2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP  (a) __
                                                       (b) __
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3.   SEC USE ONLY

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4.   SOURCE OF FUNDS

     00
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5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED  ___
     PURSUANT TO ITEM 2(d) OR 2(e)

     N/A
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6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     United States
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     NUMBER OF      7.   SOLE VOTING POWER
                         2,063,100
     SHARES         -----------------------------------------
                    8.   SHARED VOTING POWER
     BENEFICIALLY        0
                    -----------------------------------------
     OWNED BY       9.   SOLE DISPOSITIVE POWER
                         2,063,100
     EACH REPORTING -----------------------------------------
                    10.  SHARED DISPOSITIVE POWER
     PERSON WITH         0
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11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     2,063,100
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12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN  SHARES                                      __

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13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     67.8%
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14.  TYPE OF REPORTING PERSON

     HC
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                                  (Page 2 of 8)

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Item 1.  Security and Issuer
----------------------------

     This  Schedule 13D relates to shares of common  stock,  par value $0.01 per share (the  "Common  Stock"),  of Citizens  Community Bancorp,  a federal  stock corporation  (the "Company"), whose principal  executive  offices are located at
2174 Eastridge Center, Eau Claire, Wisconsin  54701.

Item 2.  Identity and Background
--------------------------------

     (a)-(b)-(c) This Schedule 13D is filed on behalf of Citizens Community MHC, a federally chartered mutual holding company  (the "MHC").  The MHC's  principal business  is  to hold  the  majority of the  Company's  shares of  Common Stock.
The business address of the MHC is  2174 Eastridge Center, Eau Claire, Wisconsin
54701

     Pursuant  to  General   Instruction   C  of  Schedule  13D,  the  following
information  is being  provided  with  respect  to each  executive  officer  and director of the MHC (collectively, "Insiders"):

Name                   Occupation
----                   ----------

Richard McHugh       Chairman of the Board;  Owner/President of  Choice Products,
                     U.S.A.

Thomas C. Kepmpen    Director; Owner of Kempen Landscaping Supplies & Consulting.

Brian R. Schilling   Director; Managing Partner of W.J. Bauman Associates, LTD.

Adonis E. Talmage    Director; Retired.

David B. Westrate    Director; Planning Supervisor for Sterling Education Services
                     Co.

James G. Cooley      Director;   President  and  Chief  Executive  Officer  of
                     Citizens Community Bank, Citizens Community Financial and
                     Citizens Community MHC.

John D. Zettler      Executive Vice President  and Chief Financial Officer  of
                     Citizens Community Bank, Citizens Community Financial and
                     Citizens Community MHC.

Timothy J. Cruciani  Senior  Vice  President  of  Citizens Community Bank  and
                     Citizens Community Financial

Johnny W. Thompson   Senior   Vice   President  and   Assistant  Secretary  of
                     Citizens Community Bank and Citizens Community  Financial

Rebecca Johnson      Vice  President of  Citizens Community  Bank and Citizens
                     Community Financial

                                  (Page 3 of 8)

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     (d) During the last five years, neither the MHC nor any of the Insiders has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) During the last five years, neither the MHC nor any of the Insiders has been a party to a civil  proceeding  of a  judicial  or  administrative  body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment,  decree or final order enjoining future  violations of, or prohibiting or mandating  activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) All of the Insiders are U.S. citizens.

Item 3.  Source and Amount of Funds or Other Consideration
----------------------------------------------------------

     On March 29,  2004,  the Company was formed for the purpose of becoming the stock holding  company of Citizens Community Bank, a federally chartered savings bank located in Eau Claire,  Wisconsin (the "Bank"),  and the MHC was formed for the  purpose of  becoming  the mutual  holding  company  parent of the  Company.
Pursuant  to the Plan of  Reorganization  and  Stock  Issuance  Plan  ("Plan  of
Reorganization"),  effective  March 29,  2004,  the Bank  became a wholly  owned subsidiary of the Company,  which became a majority owned  subsidiary of the MHC
(the "Mutual Holding  Company  Reorganization").  On March 29, 2004,   2,063,100
shares  of  Common  Stock  were  issued  to the MHC at no cost  to the  MHC.  In addition,  on March 29, 2004, March 30, 2004, March 31, 2004, April 1, 2004  and
April 2, 2004,  certain  Insiders purchased shares of  Common Stock  using their personal funds.  All shares purchased by  Insiders were purchased  at a price of
$10.00 per share.

Item 4.  Purpose of Transaction
-------------------------------

     The primary  purpose of the Mutual Holding  Company  Reorganization  was to
establish  a  structure  that will  enable the Bank to compete  and expand  more effectively  in the  financial  services  marketplace,  and that will enable the
Bank's  depositors,  employees,  management  and  directors  to obtain an equity ownership interest in the Bank through their ownership interests in the Company.
The mutual  holding  company  structure  permitted  the Company to sell  capital stock,  which  is  a  source  of  capital  not  available  to a  mutual  savings institution.  The  transaction  also  gives  the  Bank and the  Company  greater flexibility  to  structure  and  finance  the  expansion  of  operations  and to diversify  into other  financial  services.  Because the  Company  only issued a minority  of the  Common  Stock  for sale to the  public in the  Mutual  Holding
Company Reorganization, the Bank's ability to remain an independent savings bank and to provide community-related financial services is expected to be preserved.

     While the MHC and Insiders intend to exercise their rights as stockholders, neither the MHC nor the  Insiders  currently  has any plans or  proposals  which relate to or would result in: (a) the  acquisition  by any person of  additional securities of the Company or the  disposition of securities of the Company;  (b)
an extraordinary  corporate  transaction,  such as a merger,  reorganization  or liquidation,  involving  the Company or any of its  subsidiaries;  (c) a sale or transfer  of a  material  amount  of  assets  of  the  Company  or  any  of  its subsidiaries;  (d) any change in the present board of directors or management of the  Company,  including  any plans or proposals to change the number or term of directors  or to fill any  existing  vacancies  on the board;  (e) any  material change in the present  capitalization or dividend policy of the Company; (f) any

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other  material  change in the Company's  business or corporate  structure;  (g)
changes in the Company's charter or bylaws or instruments  corresponding thereto or other actions which may impede the  acquisition  of control of the Company by any person; (h) causing a class of securities of the Company to be delisted from a national  securities  exchange  or to cease to be  authorized  or quoted in an inter-dealer  quotation system of a registered national securities  association;
(i) a class of equity securities of the Issuer becoming eligible for termination of  registration  pursuant to Section  12(g)(4) of the Exchange  Act; or (j) any
action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer
---------------------------------------------

     (a)  As of  March  29,  2004,  the  MHC  directly  and  beneficially  owned
2,063,100 shares  of the Company's Common Stock, which represented  67.8% of the issued and outstanding  shares of Common Stock on such date. The following table sets forth  information with respect to the shares of Common Stock  beneficially owned by the Insiders as of April 12, 2004. All of such shares were purchased by the Insiders in the subscription offering conducted by the Company in accordance with the Plan of Reorganization or during the week ending April 2, 2004:

                                           No. of
                                           Shares
                                        Beneficially   % of Outstanding
             Name                          Owned         Common Stock
        --------------------            ------------   ----------------

         Richard McHugh (1)               10,000              .33%
         Thomas C. Kepmpen                 5,000              .16%
         Brian R. Schilling                  100              .0000328%
         Adonis E. Talmage                   100              .0000328%
         David B. Westrate (2)            10,000              .33%
         James G. Cooley (3)              10,000              .33%
         John D. Zettler                   5,000              .16%
         Timothy J. Cruciani              10,000              .33%
         Johnny W. Thompson                1,518              .000499%
         Rebecca Johnson                   5,000              .16%

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______________

(1)  Mr. McHugh  also shares voting and dispositive power for 10,000 shares with his spouse.

(2)  Mr. Westrate also shares voting and dispositive power for 5,000 shares  with his daughter.

(3)  Mr. Cooley  also shares voting and dispositive  power for 10,000 shares with his spouse and 5,000 shares with his son.

     (b)  The MHC  has  sole  voting   power  over  2,063,100  shares  and  sole
dispositive  power  over   2,063,100  shares.   The  Insiders  have  voting  and
dispositive  power over the shares listed in Item 5(a) above as discussed in the footnotes to Item 5(a).

     (c) Other  than the  issuance  to the  MHC of the  2,063,100  shares of the
Company's  Common Stock and the purchase by the Insiders of the shares of Common
Stock  listed in Item 5(a) above,  neither the MHC nor any Insider has  effected any  transaction  in the  Company's  Common Stock  within the past 60 days.  For information with respect to such issuance, see Item 3 above.

     (d) Not applicable.

     (e) Not applicable.

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Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
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As of the date of this Schedule 13D,  neither the MHC nor any of the Insiders is a party  to any  contract,  arrangement,  understanding  or  relationship  among themselves  or with any other  person  with  respect  to any  securities  of the
Company,  including  but not  limited to transfer or voting of any of the Common
Stock,  finder's fees,  joint  ventures,  loan or option  arrangements,  puts or calls,  guarantees  of  profits,  division  of  profits  or loss,  the giving or withholding of proxies,  or otherwise subject to a contingency the occurrence of which  would give  another  person  voting or  investment  power over the Common
Stock.

Item 7.  Material to Be Filed as Exhibits
-----------------------------------------

     None.

                                  (Page 7 of 8)

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                                    SIGNATURE

     After  reasonable  inquiry and to the best of my  knowledge  and belief,  I certify that the information  set forth in this statement is true,  complete and correct.

                                      CITIZENS COMMUNITY MHC

                                 By:  /s/ James G. Cooley
                                     ----------------------------------------
                                     James G. Cooley,
                                     President and Chief Executive Officer

                                  (Page 8 of 8)

End.